UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 001-41992

CUSIP Number 205306103

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

TruBridge, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

54 St. Emanuel Street

Address of Principal Executive Office (Street and Number)

Mobile, Alabama 36602

City, State and Zip Code

PART II–RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III– NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TruBridge, Inc. (the “Company”) was unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “2025 Form 10-K”) by March 16, 2026, the original due date for such filing, as a result of the identification of out-of-period errors of previously issued financial statements and the consequential need to complete certain related analyses. While conducting final procedures in connection with the preparation of the Company’s financial statements for the fiscal year ended December 31, 2025 (“Fiscal Year 2025”), the Company’s management identified errors in the Company’s previously issued consolidated financial statements, including for the years ended December 31, 2024 and December 31, 2023, as well as out-of-period errors in the condensed financial statements for the quarters ended March 31, June 30, and September 30, 2025. These errors relate to revenue recognition and related contract cost, stock-based compensation expense, and capitalized software development expense. As a result, the Company is required to make revisions to its previously issued consolidated financial statements for the years ended December 31, 2024 and December 31, 2023, filed with its Annual Reports on Form 10-K for the years then ended, in order to recognize certain of such revenues, costs and expenses in the appropriate fiscal year. The Company’s management believes that such errors will not result in a material misstatement of its previously issued financial statements. The Company requires additional time and effort to complete certain documentation, disclosures and analyses to be included either in, or in support of, the 2025 Form 10-K. The Company expects to file the 2025 Form 10-K within the 15-calendar day extension period as provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

The errors described above relate to certain deficiencies in the Company’s internal control over financial reporting that the Company’s management determined to be material weaknesses as of December 31, 2025. These material weaknesses related to (i) revenue recognition, including controls to identify and evaluate contract modifications, validate manual interventions, ensure completeness and accuracy of information used in billing and revenue recognition, timely record credits, rebills and similar revenue-related adjustments, and evaluate terms affecting recognition over-time versus point-in-time; (ii) stock-based compensation, including controls to identify and document award modifications (including severance-related outcomes), application of appropriate valuation bases, and true-ups for changes in performance conditions; and (iii) capitalized software development costs, including controls to determine and document technological feasibility, cease capitalization when products are available for general release, support the population and allocation of capitalizable costs with complete and accurate project data, and expense maintenance and support activities as incurred. Management has concluded that the material weaknesses described above existed as of December 31, 2025. The Company’s management is committed to remediating these material weaknesses as quickly as practicable. Under the oversight of the Audit Committee of the Company’s Board of Directors, management has commenced, or will commence in 2026, a number of remedial actions, including redesigning and implementing additional controls and procedures to address the deficiencies described above and engaging outside consultants as needed.

PART IV– OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Vinay Bassi, Chief Financial Officer	(251)	639-8100
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

After giving effect to the adjustments referred to in Part III of this form, the Company expects that the result of operations for the fiscal year ended December 31, 2025 to be included in the 2025 Form 10-K will reflect significant changes from the prior fiscal year. These changes are expected to include, among others, (i) an increase in income (loss) before taxes of approximately 130%, (ii) an increase in net income (loss) of approximately 120% and (iii) an increase in net income per share of approximately 120%, subject to further adjustment resulting from completion of the procedures in connection with preparing the Company’s financial statements for the fiscal year ended December 31, 2025. The Company does not expect significant changes in revenue or operating expenses from the prior fiscal year.

Forward-Looking Statements

This Notification of Late Filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among other things, statements regarding the impact of the Company’s material weaknesses in internal control over financial reporting and the Company’s disclosure controls and procedures on its financial statements and other public disclosures, the anticipated timing for filing the 2025 Form 10-K, the Company’s expectations with respect to estimated results for the fiscal year ended December 31, 2025, the Company’s financial results for the fiscal year ended December 31, 2025, including impacts of the error revisions, and the Company’s remediation efforts. Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would” or similar expressions and the negatives of those terms. Our actual results and the timing of events could materially differ from those anticipated in such forward-looking statements as a result of certain risks and uncertainties, including the magnitude and nature of the errors and adjustments that may arise in connection with the year-end financial close process or our independent registered public accounting firm’s audit of our consolidated financial statements, including the potential that such errors result in a material misstatement of previously issued financial statements, further delays in the year-end financial close process or the related audit, the possibility that the control deficiencies identified or that may be identified in the future will result in additional material weaknesses in the Company’s internal control over financial reporting, and such factors described in more detail in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and other documents on file with the SEC. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this filing, except as required by applicable law or regulation.

TruBridge, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 17, 2026	By:	/s/ Vinay Bassi
Vinay Bassi
Chief Financial Officer